Filed by Trelawney Mining and Exploration Inc. pursuant to Rule 425 under the Securities Act of 1933
Commission file number: 333-175537
Subject Company: Augen Gold Corp.
Commission file number: 132-02739

TRELAWNEY MAILS OFFER CIRCULAR AND LETTER TO SHAREHOLDERS

•	Trelawney announces that it has secured additional lock up agreements with Augen shareholders; a total of 47% of Augen shares now committed to the Trelawney offer
•	Offer expires September 1, 2011 - tender your shares now to receive the compelling premium

July 28, 2011 – Toronto, Ontario – Trelawney Mining and Exploration Inc. (“Trelawney” or the “Company”) (TSXV: TRR, Frankfurt: RTW) today announced that it has mailed its formal offer and take-over bid circular dated July 13, 2011 and related documents to registered shareholders of Augen Gold Corp. (“Augen”), in connection with its previously announced share exchange take-over bid to acquire all of the outstanding common shares of Augen, not including common shares of Augen currently held by Trelawney, at an implied offer price of $0.32 per common share (based on the closing price of the common shares of Trelawney on the TSX Venture Exchange on July 8, 2011) (the “Offer”).

Under the terms of the Offer, Augen shareholders will be entitled to receive 0.066 common shares of Trelawney for each common share of Augen held. The implied offer price represents a premium of approximately 40% relative to the volume-weighted average price of Augen Shares on the TSXV over the last 20 trading day period ended on July 8, 2011, the last trading day prior to Trelawney announcing its intention to make the Offer. To date, a group of Augen shareholders representing an aggregate of 47% of the issued and outstanding Augen Shares have entered into lock-up agreements in support of the Offer.  The lock-up shares together with the Augen shares held by Trelawney represent, in aggregate, approximately 50% of Augen’s outstanding shares.

In the take-over bid circular and an accompanying letter to shareholders (included below), Trelawney outlines the full particulars of the share exchange take-over offer, including all of the information that Augen shareholders require to make an informed decision.

Questions regarding the Offer and how to tender Augen shares should be directed to Laurel Hill Advisory Group at
1-877-452-7184 (North American Toll Free) or 416-304-0211 (Banks, Brokers or Collect Calls), e-mail assistance@laurelhill.com.

With respect to Augen's news release dated July 26, 2011, the Company has previously disclosed that, at present, its Offer is not considered a permitted bid under Augen’s shareholder rights plan. The Company and its advisors also confirm that Trelawney has provided all requisite disclosure with respect to the Offer and that its Offer is in compliance with securities laws. In addition, the Company believes that Augen's allegations regarding collateral benefits to Augen shareholders that have entered into lock up agreements with Trelawney are baseless. Trelawney’s legal counsel are in contact with the Ontario Securities Commission to address any questions it might have with respect to Augen’s allegations.

Trelawney also notes that the Augen Directors’ Circular dated July 26, 2011, contains a number of misrepresentations and inaccuracies, particularly with respect to the background to the Offer and the discussions that took place between the two companies before Trelawney announced its intention to make the Offer on July 11, 2011. Prior to announcing its intention to make the Offer, Trelawney made concerted efforts to engage in constructive discussions with Augen and when these efforts failed, Trelawney felt compelled to bring the Offer directly to Augen shareholders. Trelawney remains committed to seeing its Offer through to completion and to creating value for all shareholders.

A letter that was mailed along with the Offer circular to Augen shareholders, from Trelawney President and Chief Executive Officer Greg Gibson, follows:

SHAREHOLDERS OF AUGEN GOLD. YOU HAVE AN IMPORTANT DECISION TO MAKE

July 27, 2011

Dear Augen Gold Shareholder,

It’s an exciting time to be a shareholder of Trelawney Mining and Exploration Inc. (“Trelawney”) (TSXV: TRR, Frankfurt: RTW). But it’s also an exciting time be a shareholder of Augen Gold Corp. (“Augen”), for your company is at a crossroads.

On July 11, 2011, Trelawney announced its intention to make a share exchange take-over bid (the “Offer”) to acquire all of the outstanding common shares of Augen, not including common shares of Augen currently held by Trelawney, at an implied offer price of $0.32 per common share (based on the closing price of the common shares of Trelawney on the TSX Venture Exchange on July 8, 2011). Under the terms of the Offer, Augen shareholders are entitled to receive 0.066 common shares in Trelawney for each common share of Augen held.  All of the information that Augen shareholders require to make an informed decision can be found in the body of the Offer Circular.

I want to take this opportunity to personally invite Augen Shareholders to join Trelawney, and to explain why I think the Offer is one that warrants serious consideration.

Trelawney is uniquely positioned to deliver value to Augen Shareholders

Shareholders get involved in a company for different reasons; however, we all have one thing in common – we invest because we believe in a future for a company that is greater than its present.

At Trelawney, I’m pleased with the progress we’ve made towards delivering on the promise of delivering real, lasting value. In the past year, the value of Trelawney’s shares has increased by over 400%. This is an accomplishment we are particularly proud of. It was achieved on the strength of a professional, regimented development program that was executed with precision and has produced promising results. With a market capitalization of more than $700 million (as at July 22, 2011), Trelawney has grown to be one of the largest mining companies on the TSX Venture Exchange. Our track record, size and our property’s proximity to Augen’s property uniquely position Trelawney to combine our two companies and enhance the value creation potential for all shareholders.

There are good people at Augen who continue to work hard on behalf of the owners of Augen – its shareholders. However, the facts don’t lie. You’re likely well aware that the recent fortunes of our two companies have diverged.

In my opinion, there is no good reason why Augen shareholders should have to look over the fence at Trelawney shareholders who have seen so much value created on their behalf and wonder what could be. Our two properties used to be one, and with your support, we’ll reunify the two entities and allow for a single, centralized exploration program targeting the most prospective areas in the region.

Value for your shares – today and in the future

As a shareholder, I don’t need to remind you that you should focus on what matters most – value today with the potential for more in the future. Today, you have an Offer from Trelawney that provides an immediate 40% premium to Augen’s 20-day volume weighted average price (as at July 8, 2011). When reviewing the Offer, I urge Augen shareholders to be cognizant of the following considerations:

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Compelling premium. Based on the closing price of Trelawney Shares on July 8, 2011, the Offer represents a premium of approximately 40% over the volume-weighted average closing price of the Augen Shares for the 20 trading days ended July 8, 2011.

•
Shareholders’ continued participation in Côté Lake gold deposit. Since the Offer is a share exchange transaction, Augen shareholders will, upon the successful completion of the Offer through their ownership of Trelawney Shares, benefit from any future increases in value associated with the continued exploration and development of Trelawney’s portfolio of assets, including Trelawney’s flagship Côté Lake gold deposit.

•
Streamlines development activities around a single centralized exploration program. The transaction benefits all shareholders as a larger land package provides the opportunity to focus on centralized development activities. The Companies’ adjacent properties used to form a large, contiguous gold camp.

•
Established, well-funded, shareholder-focused team in place. Augen Shareholders will benefit from both the project development expertise of the Trelawney management team and access to a pro-forma combined estimated cash balance of approximately $59 million (which does not include the $57.5 million raised by Trelawney pursuant to a public offering completed May 31, 2011) with which to advance projects without any near-term dilution. Trelawney will continue to be guided by an experienced board of directors who collectively have extensive project development, acquisition and other relevant industry experience necessary to advance projects from the exploration stage into development and to create shareholder value by doing so.

•
Augen Shareholders will participate in a larger more liquid company. Trelawney Shares are significantly more liquid than the Augen Shares (over the last 12 months, the average daily trading value of the Trelawney Shares was $1.95 million, which is nearly 11 times the average daily trading value of Augen’s Shares of $180,000 over the same period).

•
Augen has not been able to create shareholder value. The market value on a per share basis of Augen has decreased between June 16, 2008, the date on which Augen commenced trading on the TSXV, and July 8, 2011, the last trading date immediately prior to Trelawney’s announcement of its intention to make the Offer. Comparatively, the market value on a per share basis of Trelawney has increased by 1,523% over the same period.

•
Tax-Efficient Structure. The Offer has been structured as an all-share offer that will allow certain Augen Shareholders who tender to the Offer to do so on a tax-efficient basis. Canadian resident Augen Shareholders may receive Trelawney Shares on a tax-deferred basis, while U.S. resident Augen Shareholders may, for purposes of the Tax Act, also benefit from a tax deferred rollover.

Don’t take it from me. Consider the position of your fellow shareholders

Initially, a group of Augen shareholders consisting of Libra Advisors LLC, Sprott Asset Management LP, Augen Capital Corp., Mineralfields 2010‐V Inc., Pathway Multiseries Fund LP, Sheldon Inwentash, Lynn Factor and Dr. Andrew Budning, entered into lock-up agreements in support of the Offer.

Since that time, a large group of Augen shareholders - Envoy Capital Group Inc., RBC Global Precious Metals Fund, Patrick Mohan, John Comi, Catherine Nullmeyer, David Loftus, Claudia DiMaio, Christopher Syme, Greg Carlyle, John Daniels, Kevin Drover and Richard Kellam – have entered into lock-up agreements.  In total an aggregate of 46.7% of the issued and outstanding Augen shares have entered into lock-up agreements in support of the Offer.  The lock-up shares together with the Augen shares held by Trelawney represent, in aggregate, approximately 50% of Augen’s outstanding shares.

50% is not an insignificant number. While I can’t speak directly for any of your fellow shareholders listed above, it is safe to say that, based on their support for the Offer, they see a better future for their investment as part of Trelawney. Your fellow shareholders have decided to join us and we sincerely hope that you will reach this same conclusion.

How to tender your shares to the Offer

All questions regarding the Offer and how to tender Augen shares should be directed to Laurel Hill Advisory Group at
1-877-452-7184 (North American Toll Free) or 416-304-0211 (Banks, Brokers or Collect Calls). Shareholders who wish to accept the Offer may do so before the Expiry Time of 5:00 p.m. (Toronto Time) on September 1, 2011 unless the Offer is withdrawn or extended.

I thank you in advance for taking the time to carefully consider the details of the Offer contained in the circular, and I urge you to do what many of your fellow shareholders have done and join us as we create a better future for all shareholders.

On behalf of Trelawney Mining and Exploration,

/s/ “Greg Gibson”

Greg Gibson, President and Chief Executive Officer

Subsequent to the mailing of the take-over bid circular and related documents additional Augen shareholders have entered into lock-up agreements in support of the Offer, resulting in the discrepancy between the lock-up number contained in body of this press release and the previous lock-up number contained in the letter to shareholders.

About Trelawney
Trelawney is a Canadian junior mining and exploration company with a focus on Archean gold deposits. The Company's current focus is directed towards the continued exploration and development of the Côté Lake Deposit, located in Chester Township, 20 kilometres southwest of Gogama, Ontario.

For further information

Media:	Augen Shareholders:
David Ryan Longview Communications Inc. 416-649-8007 Joel Shaffer Longview Communications Inc. 416-649-8006	Laurel Hill Advisory Group 1-877-452-7184 or 416-304-0211 (collect) Email: assistance@laurelhill.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains only summary information about the Offer and does not constitute an offer to purchase any securities. Complete information about the Offer will be available by referring to the offer to purchase and take-over bid circular to be filed with Canadian securities regulators. Certain statements contained in this press release concerning Trelawney’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and the business, operations, financial performance and condition of Augen are forward-looking statements. The words “believe”, “expect”, “intend”, “may”, “anticipate”, “will”, “would” and similar expressions and the negative of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are not based on historical facts, but rather on current expectations, assumptions and projections about future events. While Trelawney considers these factors and assumptions to be reasonable based on information currently available, they may be proven to be incorrect. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to any of the terms and conditions of the Offer not being satisfied; general economic conditions; dependence on key personnel; and variations in required capital expenditures. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

Filed by Trelawney Mining and Exploration Inc. pursuant to Rule 425 under the Securities Act of 1933
Commission file number: 333-175537
Subject Company: Augen Gold Corp.
Commission file number: 132-02739
TRELAWNEY SECURES ADDITIONAL LOCK-UP AGREEMENTS; 57% OF AUGEN GOLD SHARES NOW SUPPORTIVE OF THE TRELAWNEY OFFER

August 9, 2011 – Toronto, Ontario – Trelawney Mining and Exploration Inc. (“Trelawney” or the “Company”) (TSXV: TRR, Frankfurt: RTW) announced today that additional Augen Gold. Corp. (“Augen”) shareholders, including Andrew Patient, Michael Neumann, Jeffrey Fallowfield, Douglas Fowler and Marquest Asset Management Inc. representing an aggregate of 7% of issued and outstanding Augen Shares, have entered into lock-up agreements supporting Trelawney’s share exchange take-over bid (the “Offer”) to acquire all of the outstanding common shares of Augen Gold Corp. In total, shareholders representing an aggregate of 53.7% of the issued and outstanding Augen shares have now entered into lock-up agreements supporting the Offer. Including the Augen shares held by Trelawney, shareholders representing a total of 57% of all Augen shares now support the Trelawney Offer.

Momentum Behind Trelawney Offer Increasing

On July 11, 2011 Trelawney announced that a group of Augen shareholders consisting of Libra Advisors LLC, Sprott Asset Management LP, Augen Capital Corp., Mineralfields 2010‐V Inc., Pathway Multiseries Fund LP, Sheldon Inwentash, Lynn Factor and Dr. Andrew Budning, representing an aggregate of 42% of the issued and outstanding Augen Shares, have entered into lock‐up agreements in support of the Offer.

On July 28, 2011 Trelawney announced that additional shareholders – Envoy Capital Group Inc., RBC Global Precious Metals Fund, Patrick Mohan, John Comi, Catherine Nullmeyer, David Loftus, Claudia DiMaio, Christopher Syme, Greg Carlyle, John Daniels, Kevin Drover and Richard Kellam – had entered into lock‐up agreements, increasing the lock-up total to 46.7% of the issued and outstanding Augen shares.

Offer Details

As previously disclosed, the Offer is to acquire all of the outstanding common shares of Augen at an implied offer price of $0.32 per common share (based on the closing price of the common shares of Trelawney on the TSX Venture Exchange (the “TSXV”) on July 8, 2011). Under the terms of the Offer, Augen shareholders will be entitled to receive 0.066 common shares of Trelawney (the “Trelawney Shares”) for each common share of Augen (the “Augen Shares”) held. The implied offer price represents a premium of approximately 40% relative to the volume-weighted average price of Augen Shares on the TSXV over the last 20 trading day period ended on July 8, 2011, the last trading day prior to Trelawney announcing its intention to make the Offer.

How to Tender Your Shares to the Offer

All questions regarding the Offer and how to tender Augen shares should be directed to Laurel Hill Advisory Group at
1‐877‐452‐7184 (North American Toll Free) or 416‐304‐0211 (Banks, Brokers or Collect Calls). Shareholders who wish to accept the
Offer may do so before the Expiry Time of 5:00 p.m. (Toronto Time) on September 1, 2011 unless the Offer is withdrawn or extended.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any securities of Trelawney or Augen. Such an offer may only be made pursuant to an offer and takeover bid circular filed with the securities regulatory authorities in Canada and pursuant to registration or qualification under the securities laws of any other such jurisdiction.

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About Trelawney
Trelawney is a Canadian junior mining and exploration company with a focus on Archean gold deposits. The Company's current focus is directed towards the continued exploration and development of the Côté Lake Deposit, located in Chester Township 20 kilometres southwest of Gogama, Ontario.

For further information

Media:	Augen Shareholders:
David Ryan Longview Communications Inc. 416-649-8007 Joel Shaffer Longview Communications Inc. 416-649-8006	Laurel Hill Advisory Group 1-877-452-7184 or 416-304-0211 (collect) Email: assistance@laurelhill.com”

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains only summary information about the Offer and does not constitute an offer to purchase any securities. Complete information about the Offer is available by referring to the offer to purchase and take-over bid circular filed with Canadian securities regulators. Certain statements contained in this press release concerning Trelawney’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates are forward-looking statements. The words “believe”, “expect”, “intend”, “may”, “anticipate”, “will”, “would” and similar expressions and the negative of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are not based on historical facts, but rather on current expectations, assumptions and projections about future events. While Trelawney considers these factors and assumptions to be reasonable based on information currently available, they may be proven to be incorrect. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to, any of the terms and conditions of the Offer not being satisfied; general economic conditions; dependence on key personnel; and variations in required capital expenditures. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

Filed by Trelawney Mining and Exploration Inc. pursuant to Rule 425 under the Securities Act of 1933
Commission file number: 333-175537
Subject Company: Augen Gold Corp.
Commission file number: 132-02739
TRELAWNEY PROVIDES UPDATE ON OFFER FOR AUGEN GOLD CORP.

August 11, 2011 – Toronto, Ontario – Trelawney Mining and Exploration Inc. (“Trelawney” or the “Company”) (TSXV: TRR, Frankfurt: RTW) provides the following update with respect to its offer to acquire all of the outstanding common shares of Augen Gold Corp. (“Augen”) (the “Offer”).

On August 5, 2011, Trelawney initiated discussions with David Mason, Augen’s Chief Executive Officer, regarding a potential negotiated transaction.  Later that day, Trelawney provided Mr. Mason with written confirmation on a confidential basis that it was prepared to increase the implied value of the Offer provided certain conditions were met, including the execution and delivery of a definitive support agreement and the completion of satisfactory due diligence on Augen.  Trelawney set a timeline for negotiating a revised offer under these terms that ended at 5:00pm (Toronto Time) on August 8, 2011.

In the afternoon of August 8, 2011, Augen responded with a letter from the Chair of Augen’s Special Committee of Directors, indicating Augen was willing to consider entering into a support agreement pending “confirmatory due diligence” on Trelawney, which subsequent conversations with Augen revealed was, in fact, extraordinary, unconstructive and not “market-typical”.  Trelawney’s attempts to resolve this impasse were unsuccessful.  Augen allowed the window for negotiating this revised offer to close at 5:00pm that evening.

Today, Trelawney’s original offer to acquire all of the outstanding common shares of Augen at an implied offer price of $0.32 per common share (based on the closing price of the common shares of Trelawney on the TSX Venture Exchange (the “TSXV”) on July 8, 2011) remains the only offer on the table for Augen.  The Offer is set to expire on September 1, 2011, unless withdrawn or extended.

Greg Gibson, Trelawney’s President and CEO, said, “It is unfortunate that our efforts to arrive at a negotiated transaction and provide Augen shareholders with greater value were met with inexplicable resistance from Mr. Mason and the Augen Special Committee.  We remain committed to this transaction, but it must be done under terms that are fair and reasonable for all parties. At this point, it appears the biggest obstacle to Augen shareholders receiving optimal value for their shares is the apparent entrenchment of the Augen Board.  Augen shareholders deserve better.”

Clarification Regarding Lock-Up Agreements

On August 9, 2011, Trelawney announced that it had secured lock-up agreements supporting the Offer representing, in total, 53.7% of Augen’s outstanding common shares. This percentage was based on the total number of outstanding Augen common shares publicly disclosed by Augen in its directors’ circular issued in response to the Offer.  Between the date of the directors’ circular and August 10, 2011, approximately 16 million Augen warrants and options were exercised, increasing Augen’s issued and outstanding common shares to 143,105,036.  Under Trelawney’s lock-up agreements, warrants exercised by parties to the lock-up agreements are subject to the lock-up agreement.  Augen’s calculations of shares under Trelawney’s lock-up in Augen’s press release of August 10, 2011 do not consider this.  Trelawney has contacted Augen and its transfer agent, Computershare Investor Services Inc., to request a current report on the number of outstanding Augen common shares.  Trelawney will update the total percentage of Augen shareholders that have entered into lock-up agreements once it receives that confirmation.

The Offer Details

As previously disclosed, the Offer is to acquire all of the outstanding common shares of Augen at an implied offer price of $0.32 per common share (based on the closing price of the common shares of Trelawney on the TSX Venture Exchange (the “TSXV”) on July 8, 2011). Under the terms of the Offer, Augen shareholders will be entitled to receive 0.066 common shares of Trelawney for each common share of Augen (the “Augen Shares”) held. The implied offer price represents a premium of approximately 40% relative to the volume-weighted average price of Augen Shares on the TSXV over the last 20 trading day period ended on July 8, 2011, the last trading day prior to Trelawney announcing its intention to make the Offer.

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How to Tender Your Shares to the Offer

All questions regarding the Offer and how to tender Augen shares should be directed to Laurel Hill Advisory Group at
1‐877‐452‐7184 (North American Toll Free) or 416‐304‐0211 (Banks, Brokers or Collect Calls). Shareholders who wish to accept the
Offer may do so before the Expiry Time of 5:00 p.m. (Toronto Time) on September 1, 2011 unless the Offer is withdrawn or extended.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any securities of Trelawney or Augen. Such an offer may only be made pursuant to an offer and takeover bid circular filed with the securities regulatory authorities in Canada and pursuant to registration or qualification under the securities laws of any other such jurisdiction.

About Trelawney
Trelawney is a Canadian junior mining and exploration company with a focus on Archean gold deposits. The Company's current focus is directed towards the continued exploration and development of the Côté Lake Deposit, located in Chester Township 20 kilometres southwest of Gogama, Ontario.

For further information

Media:	Augen Shareholders:
David Ryan Longview Communications Inc. 416-649-8007 Joel Shaffer Longview Communications Inc. 416-649-8006	Laurel Hill Advisory Group 1-877-452-7184 or 416-304-0211 (collect) Email: assistance@laurelhill.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains only summary information about the Offer and does not constitute an offer to purchase any securities. Complete information about the Offer is available by referring to the offer to purchase and take-over bid circular filed with Canadian securities regulators. Certain statements contained in this press release concerning Trelawney’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates are forward-looking statements. The words “believe”, “expect”, “intend”, “may”, “anticipate”, “will”, “would” and similar expressions and the negative of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are not based on historical facts, but rather on current expectations, assumptions and projections about future events. While Trelawney considers these factors and assumptions to be reasonable based on information currently available, they may be proven to be incorrect. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to any of the terms and conditions of the Offer not being satisfied; general economic conditions; dependence on key personnel; and variations in required capital expenditures. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.